File No. 70-


                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

               __________________________________________
                    FORM U-1 APPLICATION-DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________

                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202

                 (Name of company filing this statement
               and address of principal executive office)

                              Cinergy Corp.

             (Name of top registered holding company parent)

                           William L. Sheafer
                                Treasurer
                              Cinergy Corp.
                             (address above)

                 (Name and address of agent of service)

Applicant requests that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann               James R. Lance
Associate General Counsel         Manager   Corporate Finance Cinergy
Corp.                             & Financial Risk Management
(address above)                   Cinergy Corp. (address above)

Item 1.  Description of Proposed Transactions

    A.   Summary of Requested Authorization

    Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), requests authorization through December 31, 2001 to issue from time to time up to $200 million principal amount of unsecured notes and to organize and issue guarantees in respect of a statutory business trust that, if utilized, will issue trust securities, all as described below.

    B.   Proposed Transactions

         1.   Junior Subordinated Notes

    Cinergy hereby requests authorization to issue up to $200 million principal amount of its junior subordinated notes (the "Junior Subordinated Notes") in one or more series from time to time through December 31, 2001. Cinergy requests authorization to issue and sell the Junior Subordinated Notes on a stand-alone basis or in conjunction with the utilization of the Trust and the issuance and sale of Trust Securities as described below.
The determination by Cinergy whether or not in the particular instance to issue Junior Subordinated Notes independently of or in conjunction with the issuance of one or more series of Trust Securities will be based upon market and other relevant considerations.

    The Junior Subordinated Notes will be unsecured and will not be convertible into any other securities or assets of Cinergy or the Trust (defined below). Further, the Indenture (defined below) will provide that unless otherwise provided in a Supplemental Indenture (defined below) or a resolution of the Board of Directors of Cinergy, the Junior Subordinated Notes will be subordinate and subject in right of payment to the prior payment in full of all senior obligations of Cinergy, with the Junior Subordinated Notes being junior in such rights to any senior obligations, whether outstanding as of the date of the Indenture and each Supplemental Indenture or thereafter incurred.

    The Junior Subordinated Notes, whether or not issued in conjunction with one or more series of corresponding Trust Securities, will be issued under an Indenture to be dated as of February 1, 1997 between Cinergy and The Fifth Third Bank, as Trustee (the "Indenture"; exhibit B-1 hereto). A separate supplemental indenture to the Indenture (each, a "Supplemental Indenture"; exhibit B-2 hereto) will be executed by Cinergy and the Trustee covering the terms of the Junior Subordinated Notes for each separate offering.

         2. Issuance of Junior Subordinated Notes in connection with issuance of Trust Securities

    As noted, Cinergy seeks authorization also to issue Junior
Subordinated Notes in conjunction with issuances of Trust Securities. Specifically, Cinergy proposes to organize a special-purpose statutory business trust under Delaware law (the "Trust") for the exclusive purpose of (a) issuing from time to time through December 31, 2001 (x) trust preferred securities in one or more series ("Trust Preferred Securities") to certain underwriters and (y) trust common securities ("Trust Common Securities"; together with the Trust Preferred Securities, the "Trust Securities") to Cinergy; (b) investing the gross proceeds from sales of the Trust Securities in corresponding Junior Subordinated Notes issued to the Trust by Cinergy in exchange for the Trust's loan to Cinergy of such gross proceeds, as more fully described below; and (c) engaging in only those other activities necessary, appropriate, convenient or incidental thereto.

    The Trust Preferred Securities would represent undivided beneficial interests aggregating 97% of the Trust's assets and would be issued in amounts and with other terms and conditions corresponding to the related series of Junior Subordinated Notes, as more fully discussed below. (The
Trust Preferred Securities and the Junior Subordinated Notes   whether or
not the latter are issued in conjunction with the Trust Preferred
Securities   are collectively referred to as the "Securities.")  The Trust
Common Securities, to be registered in the name of and issued exclusively to Cinergy, will represent approximately 3% of the total undivided beneficial interests in the assets of the Trust.

    The Trust will have a term not to exceed 40 years. It is contemplated that the Trust will be treated as a passive grantor trust for Federal income tax purposes and not as a partnership. Accordingly, the Trust will be subject to tax and Cinergy as the holder of the Trust Common Securities and investors holding Trust Preferred Securities will be treated as the owners of the Trust and will be required to include in income their proportionate shares of the income of the Trust. Investors would receive tax reporting information from their brokers on an IRS Form 1099. The Trust will conduct its business activities pursuant to and as provided in a certificate of trust ("Trust Certificate") to be filed with the Delaware Secretary of State (exhibit A-1 hereto) and a trust agreement ("Trust Agreement"; exhibit A-2 hereto) to be executed by Cinergy, as depositor, and The Fifth Third Bank, as trustee (the "Trustee").

    Cinergy (in the case of the Junior Subordinated Notes to be issued and sold on a stand-alone basis) or the Trust (where the Trust Preferred Securities are to be issued and sold), as the case may be, would issue and sell the applicable Securities pursuant to an underwriting agreement (each, an "Underwriting Agreement"; exhibit B-4 hereto) to be entered into among Cinergy and/or the Trust and the underwriters named therein. Cinergy has informed Merrill Lynch, Morgan Stanley, Smith Barney and Salomon Brothers that such firms will act as lead underwriters for the sale of the Securities. It is anticipated that the underwriters would sell the Securities in transactions exempt from registration under the Securities Act of 1933.

    The gross proceeds realized by the Trust from the sale of Trust Preferred Securities, together with Cinergy's payment to the Trust for the sale to Cinergy of Trust Common Securities, will be loaned to Cinergy and evidenced by a related series of Junior Subordinated Notes equal in aggregate principal amount to the aggregate liquidation amount of the corresponding Trust Securities.

    Pursuant to the Trust Agreement, holders of Trust Securities will have only the rights expressly granted to them thereunder, including the right to receive cash distributions and certain consensual rights expressly provided therein. The holders of Trust Securities will receive as cash distributions on payment dates their pro rata shares of payments received by the Trust on its investment in Cinergy's Junior Subordinated Notes, provided, however, that in the event of a default by Cinergy on such Junior Subordinated Notes, the payment entitlement of Cinergy as holder of the Trust Common Securities will be subordinated to the payment entitlement of the holders of Trust Preferred Securities. Cash distributions on any Trust Preferred Securities will be cumulative from the date of original issuance thereof and will be payable periodically in arrears. Cinergy will have the right from time to time to defer the payment of interest on Junior Subordinated Notes for a period specified in the related Supplemental Indenture, with all accrued and unpaid interest (together with interest thereon) becoming due and payable at the end of each such extension period. As a consequence of any such extension of the interest payment period on the Junior Subordinated Notes, periodic distributions on any Trust Preferred Securities would be correspondingly deferred.

    Cinergy further seeks authorization to guarantee (see the form of Guarantee Agreement to be filed herewith as exhibit B-3) the following payments with respect to the Trust Preferred Securities to the extent not paid by the Trust: (i) any accrued and unpaid distributions that are required to be paid on the Trust Preferred Securities but if and only if and to the extent the Trust shall have funds legally and immediately available therefor, (ii) the redemption price, including all accrued and unpaid distributions to the date of redemption, with respect to any Trust Preferred Securities called for redemption by the Trust but if and only to the extent that the Trust has funds legally and immediately available therefor, and (iii) upon a dissolution, winding-up or termination of the Trust (other than in connection with the distribution of Junior Subordinated Notes to the holders of its Trust Preferred Securities or the redemption of all of the Trust Preferred Securities of the Trust), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on its Trust Preferred Securities to the date of payment, to the extent the Trust has funds legally and immediately available therefor, and (b) the amount of assets of the Trust remaining available for distribution to holders of its Trust Preferred Securities in liquidation of the Trust.

    Each issue of the Trust Preferred Securities will be subject to mandatory redemption upon repayment of the related Junior Subordinated Notes at maturity or upon their earlier redemption. Each series of the Junior Subordinated Notes may be redeemed, in whole or in part, at the option of Cinergy at any time on or after the date set forth in the related Supplemental Indenture. In addition, upon the occurrence of certain special events arising from a change in law or a change in legal interpretation or other specified circumstances relating to tax matters and the Investment Company Act of 1940, as amended (the "1940 Act"), Cinergy shall have the option to redeem the Junior Subordinated Notes (and thus cause the redemption of the Trust Securities).

         3.   Certain parameters applicable to issuances of the Securities

    In conjunction with the underwriters, Cinergy has developed certain parameters under which the Securities are to be sold to provide a reasonable allowance for potential changes in financial market conditions between the date of Commission authorization herein and the actual sales of the Securities. The parameters allow Cinergy to sell the Securities on any day when it believes it is prudent to do so provided the terms are within the parameters. Cinergy understands and represents that Commission authorization of the sale of the Securities consistent with the parameters listed below in no way relieves Cinergy of its responsibility to obtain the best terms available for the structure selected.

    Cinergy proposes the following parameters: (i) the Securities be issued for a term not to exceed 40 years, (ii) the Securities have a par, stated or liquidation value (as the case may be) of up to $100 per security, (iii) the Securities be issued at a price no higher than 102% nor less than 98% of the applicable par, stated or liquidation value, (iv) the applicable interest or distribution rate, as the case may be, shall not exceed 225 basis points above the yield on 30-year United States Treasury Bonds at the time of pricing the Securities, and (v) underwriting commissions not to exceed 3.50% of the principal amount or stated or liquidation value (i.e., in the case of Trust Preferred Securities) of the Securities. Redemption provisions, interest deferral periods, and other terms incidental to the sale of the Securities will be established as a result of negotiations with the underwriters, and reflected in the respective Supplemental Indenture setting forth such terms to be executed by Cinergy and the Trustee.

         4.   Use of proceeds by Cinergy

    The proceeds from sales of the Securities (including proceeds loaned by the Trust to Cinergy in exchange for Junior Subordinated Notes, as described above) will be used by Cinergy for general corporate purposes, including repayment of outstanding short-term debt incurred by Cinergy, primarily in connection with Cinergy's 1996 joint venture acquisition of a 50% ownership interest in Midlands Electricity plc, an electric distribution company in the United Kingdom ("Midlands"). Without further authorization from the Commission, Cinergy shall not apply any of such proceeds to the acquisition of an ownership interest in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO") within the meaning of sections 32 and 33 of the Act respectively.

         5.   Benefits to Cinergy of proposed transactions

    Cinergy believes the transactions proposed herein will provide at least two substantial economic benefits.

    First, by virtue of funding its equity investment in Midlands through short-term, floating interest rate bank debt, Cinergy is exposed to fluctuations in interest rates. Since Cinergy considers the Midlands investment to be a long-term investment, Cinergy considers it prudent to fund at least a portion of this long-term asset with long-term securities. In this way, Cinergy locks in long-term capital at today's known fixed rates.

    Second, issuance of the Securities will likely be viewed positively by major credit rating agencies. Certain provisions of the Securities, such as the ability to defer distribution or interest payments, as the case may be, and deep subordination of the Junior Subordinated Notes, allow these securities to be viewed as providing a measure of equity content by rating agencies.

    G.   Rule 54 Statement

    Under Rule 54, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO other transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO if the conditions in Rule 53(a), (b) and (c) are satisfied.

    As set forth below, all applicable conditions of Rule 53(a) are and, upon consummation of the proposed transactions, will be satisfied, and none of the conditions specified in Rule 53(b) exists or, as a result of the proposed transactions, will exist.

    Rule 53(a)(1): At September 30, 1996, Cinergy had invested, directly or indirectly, an aggregate of approximately $482 million in EWGs and
FUCOs.   The average of the consolidated retained earnings of Cinergy reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended September 30, 1996 was $979 million. Accordingly, based on Cinergy's "consolidated retained earnings" at September 30, 1996, and taking into account investments as of said date, the current Rule 53 aggregate investment limitation is approximately $8 million (i.e., 50% of
"consolidated retained earnings"   $490 million   minus "aggregate
investment" at September 30, 1996   $482 million).

    Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(i) is therefore inapplicable.

    In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a "majority-owned subsidiary company" of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

    In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.

    Rule 53(a)(3): No more than 2% of the employees of Cinergy's operating utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

    Rule 53(a)(4): Cinergy will simultaneously submit a copy of this statement and of any Rule 24 certificate hereunder, as well as a copy of Cinergy's Form U5S and Exhibits H and I thereto, to each public utility commission having jurisdiction over the retail rates of any Cinergy utility subsidiary.

    Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b).

     Rule 53(b)(1): Neither Cinergy nor any subsidiary thereof is the subject of any pending bankruptcy or similar proceeding.

     Rule 53(b)(2): Cinergy's average consolidated retained earnings for the four quarters ended September 30, 1996 are $979 million, versus $908 million for the four quarters ended September 30, 1995, a difference of approximately $71 million (representing an increase of 7.8%).

    Rule 53(b)(3): For the twelve months ended September 30, 1996, Cinergy did not report operating losses attributable to its direct and indirect investments in EWGs and FUCOs aggregating in excess of 5% of consolidated retained earnings.

Item 2.  Fees, Commissions and Expenses

     In addition to the underwriting commissions described in Item 1, the fees, commissions and expenses ("Fees") to be incurred, directly or indirectly, by Applicant or any associate company thereof in connection with the proposed transactions are estimated as follows:

    Legal Fees                     $40,000
    Trustees Fees                  $11,000
    Printing Fees                  $25,000
    Rating agency Fees             $94,000
    Fees of Cinergy Services       $15,000
    Blue sky Fees                   $5,000
    Accountant Fees                $15,000
    TOTAL                         $205,000

Item 3.  Applicable Statutory Provisions

    The acquisition by Cinergy of Trust Common Securities and by the Trust of Junior Subordinated Notes is subject to sections 9(a) and 10 of the Act. The issuance and sale by Cinergy of Junior Subordinated Notes and the issuance by Cinergy of guarantees in respect of Trust Preferred Securities is subject to sections 6(a), 7 and 12(b) of the Act and rules 45 and 54. The issuance and sale by the Trust of Trust Securities is subject to sections 6(a) and 7 of the Act and rule 54.

Item 4.  Regulatory Approval

    No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions. It is anticipated that the Trust will be exempt from registration as an "investment company" under the 1940 Act pursuant to rule 3a-5 thereunder.

Item 5.  Procedure

    Applicant requests that the Commission's order be issued as soon as the rules allow, and that there be no waiting period between the issuance of the Commission's order and the date on which it is effective.

     Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.  Exhibits and Financial Statements

         (a)  Exhibits:

              A-1 Form of Trust Certificate (to be filed by amendment) A-2 Form of Trust Agreement (to be filed by amendment)
              B-1 Indenture dated as of February 1, 1997 between Cinergy and The Fifth Third Bank (to be filed by amendment)
              B-2  Form of Supplemental Indenture (to be filed by
amendment)
              B-3 Form of Guarantee Agreement (to be filed by amendment) B-4 Form of Underwriting Agreement (to be filed by amendment)
              C    Not applicable
              D    Not applicable
              E    Not applicable
              F    Preliminary opinion of counsel (to be filed by
amendment)
              G    Form of notice of proposed transactions for publication
in Federal Register

         (b)  Financial Statements:

             FS-1    Cinergy Unaudited Consolidated Balance Sheet at
December 31, 1996 (to be filed by amendment)
             FS-2    Cinergy Unaudited Consolidated Statement of Income for
the twelve months ended December 31, 1996 (to be filed by amendment)
             FS-3    Cinergy Unaudited Consolidated Statement of Changes in
Retained Earnings for the twelve months ended December 31, 1996 (to be filed by amendment)
             FS-4    Cinergy Unaudited Consolidated Journal Entries (to be
filed by amendment)
             FS-5    Cinergy Unaudited Balance Sheet at December 31, 1996
(to be filed by amendment)
             FS-6    Cinergy Unaudited Statement of Income for the twelve
months ended December 31, 1996 (to be filed by amendment)
             FS-7    Cinergy Unaudited Statement of Changes in Retained
Earnings for the twelve months ended December 31, 1996 (to be filed by amendment)
             FS-8    Cinergy Unaudited Journal Entries (to be filed by
amendment)
             FS-9    Cinergy Unaudited Consolidated Financial Data Schedule
(included as part of electronic submission only) (to be filed by amendment)
             FS-10   Cinergy Unaudited Financial Data Schedule (included as
part of electronic submission only) (to be filed by amendment)

Item 7.  Information as to Environmental Effects

    (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

    (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                SIGNATURE

    Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 30, 1997

                                         CINERGY CORP.


                                         By:  /s/ William L. Sheafer
                                         Treasurer